Exhibit 99.1
Satyam Computer Services Limited
Regd Office: Mahindra Satyam Infocity, Unit — 12, Plot No. 35 & 36, Hi-tech City layout,
Survey No. 64, Madhapur, Hyderabad — 500 081.
UNAUDITED STANDALONE FINANCIAL RESULTS
for the Quarter ended June 30, 2010 and Quarter and Half Year ended September 30, 2010

(Rs. in Million)

		Quarter ended		Quarter ended		Half Year ended		Year ended
		September 30,		June 30,		September 30,		March 31,
Sl.		2010		2010		2010		2010
No	Particulars	Unaudited		Unaudited		Unaudited		Audited
1.	Income from Operations	11,508		11,541		23,049		51,005
2.	Expenditure
	Employee Cost	8,389		7,958		16,347		36,648
	Operating and Administration Expenses	2,407		2,494		4,901		8,692
	Depreciation	379		406		785		1,908
	Total	11,175		10,858		22,033		47,248
3.	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	333		683		1,016		3,757
4.	Other Income — (Refer Note 11)	327		710		1,037		116
5.	Profit before Interest & Exceptional Items (3+4)	660		1,393		2,053		3,873
6.	Interest and Financing Charges	22		24		46		254
7.	Profit after Interest but before Exceptional Items (5-6)	638		1,369		2,007		3,619
8.	Exceptional Items (Refer Note 10)	84		79		163		4,169
9.	Profit / (Loss) before Tax (7-8)	554		1,290		1,844		(550)
10.	Tax Expense	269		250		519		162
11.	Net Profit / (Loss) after Tax (9-10)	285		1,040		1,325		(712)
12.	Paid-up Equity Share Capital (Face Value of Rs. 2/- per Share)	2,353		2,353		2,353		2,352
13.	Reserve excluding Revaluation Reserves							20,617
14.	Earnings Per Share (EPS) (Face value of Rs. 2/- per Share) (After Exceptional Items)
	- Basic (in Rs.)	0.24	*	0.88	*	1.13	*	(0.65)
	- Diluted (in Rs. )	0.24	*	0.88	*	1.12	*	(0.65)
15.	Public Shareholding #
	- Number of Shares	543,532,139		543,470,540		543,532,139		543,361,290
	- Percentage of Shareholding	46.20		46.20		46.20		46.19
16.	Promoters and Promoter Group Shareholding
	a) Pledged / Encumbered
	- Number of Shares	—		—		—		—
	- Percentage of Shares (as a % of the total shareholding of promoter and Promoter Group)
	- Percentage of Shares (as a % of the total share capital of the Company)

	b) Non — encumbered
	- Number of Shares	501,843,740		501,843,740		501,843,740		501,843,740
	- Percentage of Shares (as a % of the total shareholding of the Promoter and Promoter group)	100		100		100		100
	- Percentage of Shares (as a % of the total share capital of the company)	42.66		42.66		42.66		42.67

*	Not annualised

#	Public shareholding excludes underlying shares of American Depositary Shares (ADS).

1

Notes to the unaudited standalone financial results for the quarter ended June 30, 2010 and quarter and half year ended September 30, 2010:
1.	Unaudited standalone statement of assets and liabilities

(Rs. in Million)

	As at	As at
	September 30,	March 31,
	2010	2010
Particulars	Unaudited	Audited
Shareholders’ Funds
(a) Capital	2,353	2,352
(b) Share Application Money Pending Allotment	3	1
(c) Reserves and Surplus	43,922	43,963
Loan Funds	341	420
SUB-TOTAL	46,619	46,736
Amounts Pending Investigation Suspense Account (Net)	12,304	12,304
(Refer Note 8.1)
TOTAL	58,923	59,040
Fixed Assets	8,356	9,060
Investments	5,723	7,266
Current Assets, Loans and Advances
(a) Inventories	—	—
(b) Sundry Debtors	10,240	8,505
(c) Cash and Bank Balances	24,330	20,920
(d) Other Current Assets	4,417	4,717
(e) Loans and Advances	4,044	3,791
Less: Current Liabilities and Provisions
(a) Liabilities	8,900	7,890
(b) Provisions	11,308	10,675
Profit and Loss Account	22,021	23,346
SUB-TOTAL	58,923	59,040
Unexplained Differences Suspense Account (Net)		—
(Refer Note 7)
TOTAL	58,923	59,040
2.	The Honourable Company Law Board (CLB) vide its orders dated June 30, 2010 and July 06, 2010 has exempted the Company from publication of financial results for the quarters ended from December 31, 2008 to March 31, 2010 and permitted to publish the financial results for the quarter ended June 30, 2010 along with financial results for the quarter ended September 30, 2010. As such, the corresponding quarterly and half yearly figures for the previous year are not provided.

3.	The trading of the Company’s ADS has been moved from the New York Stock Exchange (NYSE) to the Pink OTC (Over-The-Counter) market effective October 14, 2010.

4.	During the quarter ended June 30, 2010 and September 30, 2010, the Company allotted 144,414 Equity Shares and 94,695 Equity Shares, respectively, of Rs.2 each, consequent to exercise of stock options by the Associates.

5.	Details of investor complaints for the quarter ended June 30, 2010:

	Pending as at	During the quarter		Pending as at
Nature	April 1, 2010	Received	Disposed off	June 30, 2010
Dividend related	—	2	2	—
Others	—	1	1	—
Total	—	3	3	—

2

Details of investor complaints for the quarter ended September 30, 2010:

	Pending as at	During the quarter		Pending as at
Nature	July 1, 2010	Received	Disposed off	September 30, 2010
Dividend related	—	11	11	—
Others	—	6	6	—
Total	—	17	17	—
6.	Financial irregularities

On January 7, 2009, in a communication (‘the letter’) addressed to the then-existing Board of Directors of the Company and copied to the Stock Exchanges and Chairman of Securities and Exchange Board of India (“SEBI”), the then Chairman of the Company, Mr. B. Ramalinga Raju (‘the erstwhile Chairman’) admitted that the Company’s Balance Sheet as at September 30, 2008 carried inflated cash and bank balances, non-existent accrued interest, understated liability and overstated debtors position. Consequently, various regulators have initiated their investigations and legal proceedings, which are ongoing.

As per the assessment of the Management, based on the forensic investigation carried out and the information available, all identified/required adjustments/disclosures arising from the financial irregularities were made in the financial statements as at March 31, 2009. The Company has not received any further information which requires financial adjustments.

The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations are ongoing, any further adjustments/disclosures to the financial results, if required, would be made in the financial results of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

7.	The Company, based on the forensic investigation, during FY 2008-09 due to non-availability of complete information, accounted Rs. 11,394 Million under “Unexplained Differences Suspense Account (Net)” and the same was fully provided for on grounds of prudence. The Company has not received any further information which requires financial adjustments.

8.	Commitments and contingencies (Updates since the previous announcement made under Clause 41)

8.1	Alleged Advances

With reference to the understated liability of Rs. 12,304 Million in the Balance Sheet of September 30, 2008 referred to by the erstwhile Chairman in his letter, the Company received legal notices from thirty seven companies claiming repayment. The Company has not acknowledged any liability, replied that the claims are legally untenable and is now contesting the thirty seven suits filed (as indigent person) by the said companies before the City Civil Court, Secunderabad. Further, in view of Directorate of Enforcement (ED) investigations under the Prevention of Money Laundering Act, 2002, the Company is directed not to return the alleged advances, which have been classified separately as ‘Amounts Pending Investigation Suspense Account (Net)’. Since the matters are sub judice and investigations by various Government Agencies are in progress, the Management is not in a position to predict the outcome of the legal proceedings.

8.2	Claims from Upaid Systems Limited (Upaid)

In connection with the lawsuit filed by Upaid, the Company deposited USD 70 Million (equivalent to Rs. 3,274 Million) during FY2009-10 into an escrow account pursuant to a Settlement Agreement with Upaid to settle the litigation commenced by Upaid against the Company in the United States.

Subsequently, the Company obtained a favourable ruling from the Supreme Court of the State of New York, USA declaring that that Upaid was solely responsible for any tax liability under Indian law in respect of the settlement amount. Upaid has filed an application before the Authority for Advance Rulings seeking a binding advance ruling under the Income Tax Act, 1961 (IT Act), regarding taxability of the above mentioned payment. The order of the Authority for Advance Rulings has not been delivered till date.

Pending resolution of dispute, action commenced by Upaid in Texas Action is currently adjourned.

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8.3	Class Action Complaints

Subsequent to the letter by the erstwhile Chairman, a number of persons claiming to have purchased the Company’s securities filed class action lawsuits against the Company, its former auditors and others in various courts in the USA alleging violations of the United States federal securities laws. The lawsuits were consolidated into a single action (the ‘Class Action’) in the United States District Court for the Southern District of New York (the ‘Court’). The Class Action Complaint seeks monetary damages to compensate the Class Members for their alleged losses arising out of their investment in the Company’s common stock and ADS during the Class Period.

On November 13, 2009, a trustee of two trusts that are assignees of the claims of twenty investors who had invested in the Company’s ADS and common stock, filed a complaint against the Company, its former auditors and others (the ‘Action’) on grounds substantially similar to those contained in the Class Action Complaint mentioned above. The Action, which has been brought as an individual action, alleges that the losses suffered by the twenty investors is over USD 68 Million. The Action has been transferred to the Court in the Southern District of New York for pre-trial consolidation with the Class Action Complaint.

Based on the legal advice obtained by the Company, the Company is contesting the above lawsuits, the outcome of which is not determinable at this stage.

8.4	SEC Proceedings

The Division of Enforcement (‘Division’) of the SEC is conducting a formal investigation, with which the Company is cooperating fully, into misstatements in the Company’s financial statements predating January 7, 2009. The Company has received a ‘Wells Notice’ from the Division during FY 2009-10. The outcome of this matter is not determinable at this stage.

8.5	Income tax matters

a)	Petition before Central Board of Direct Taxes (CBDT)

The Company had filed a petition before CBDT requesting for stay of demands for Financial Years (FY) 2002-03 to FY 2007-08 aggregating Rs. 5,032 Million till the correct quantification of income and taxes payable is done for the respective years. The CBDT directed the Director General of Income Tax (Investigation) (DGIT) to dispose off the said stay petition of the Company. The DGIT vide order dated October 21, 2010 has rejected the stay petition filed by the Company and consequently, the Additional Commissioner of Income Tax issued an Order directing the Company to pay the outstanding demand of Rs. 5,032 Million.

The Company vide its letter dated October 27, 2010 has filed a petition with the CBDT praying for grant of stay of collection of all the tax demands for the FY 2002-03 to 2007-08, till the correct quantification of income and taxes payable by the Company.

b)	Provision for Tax

The Company is carrying a total amount of Rs. 4,230 Million (net of payments) and Rs. 3,686 Million (net of payments) as at September 30, 2010 and March 31, 2010, respectively towards provision for taxation. Considering the effects of financial irregularities, status of disputed tax demands, appeals / claims pending before the various authorities, consequent uncertainties regarding the outcome of this matter and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the balance of tax provision.

9.	The Board vide its resolution dated July 27, 2010 decided to exit from one of its unit at Chennai “Shriram The Gateway SEZ” (STG). The Management has decided to sell all the assets of the STG unit aggregating Rs. 334 Million and no impairment loss has been recognised on these assets.

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10.	Exceptional Items

The exceptional items (expenditure) are stated as under:

(Rs. In Million)

	Quarter ended	Quarter ended	Half Year ended	Year ended
	September 30,	June 30,	September 30,	March 31,
	2010	2010	2010	2010
Particulars	Unaudited	Unaudited	Unaudited	Audited
Expenses related to restructuring / right sizing	—	—	—	934
Expenses related to forensic investigation and litigation support	84	79	163	1,068
Provision for impairment losses in subsidiaries	—	—	—	2,167
Total	84	79	163	4,169
11.	Other Income includes:

( Rs. In Million)

	Quarter ended	Quarter ended	Half Year ended	Year ended
	September 30,	June 30,	September 30,	March 31,
	2010	2010	2010	2010
Particulars	Unaudited	Unaudited	Unaudited	Audited
Gain / (Loss) on Exchange
Fluctuations (Net)	(65)	328	263	(868)
12.	Previous period financial results
The comparative figures for the year ended March 31, 2010 have been re-grouped / re-classified to conform to the figures for the quarter ended June 30, 2010 and quarter and half year ended September 30, 2010.
13.	The Qualifications in the limited review report

The qualifications made by the Auditors in their limited review report for the quarter ended June 30, 2010 and quarter and half year ended September 30, 2010 are set out as under. These qualifications were also made in the Auditors report for the year ended March 31, 2010.

13.1	Inability to comment whether any adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations by the regulatory authorities and the consequent impact, if any, on the financial results.

13.2	Inability to comment on the accounting treatment/disclosure of the unidentified amounts aggregating Rs. 11,394 Million accounted under “Unexplained Differences Suspense Account (Net)” and fully provided in the financial results for the year ended March 31, 2009.

13.3	Inability to determine whether any adjustments/disclosure will be required in respect of the alleged advances amounting to Rs. 12,304 Million (net) and in respect of the non-accounting of any damages / compensation / interest in the financial results.

13.4	Inability to comment on the consequential impact, if any, in relation to class action lawsuits the outcome of which is not determinable at this stage.

13.5	Inability to determine the additional impact, if any, in respect of amounts remaining as unreconciled with respect to the sub-systems and sub-ledgers and the general ledgers due to non-availability of all the required information.

13.6	Inability to determine the impact of depreciation and non-compliance with AS-19 Leases with respect to the vehicles provided to the employees of the Company.

13.7	No proper records maintained of inventories pertaining to the period.

5

13.8	Inability to determine the additional impact, if any, in view of accounting for certain transactions/making the required disclosure related to the same based on and to the extent of the information available with the Company with respect to:
a.	Adjustment of unapplied receipts against Sundry Debtors and provisioning for doubtful debts.

b.	Accounting for contracts under percentage of completion method and unbilled revenue.

c.	Accounting for multiple deliverables elements, hardware equipments and other items etc.

d.	Accounting for unearned revenue.

e.	Accounting for reimbursements/recoveries from customers.
13.9	Inability to comment on the adequacy or otherwise of the provision for taxation and consequential impact, if any, due to uncertainties regarding the outcome of tax disputes and tax demands pending before various authorities.

14.	Responses to Auditors’ qualification

14.1	With regard to the Auditors’ qualification in Note 13.1 above, refer assessment of the Management in Note 6 above.

14.2	With regard to the Auditors’ qualification in Note 13.2 above, refer to Note 7 which specifies the nature, amount and accounting treatment for the same.

14.3	With regard to the Auditors’ qualifications in Notes 13.3 above, refer Note 8.1 for details.

14.4	With regard to the Auditors’ qualification in Note 13.4 above, based on the legal advice, the Company is contesting the above lawsuits, the outcome of which is not determinable at this stage. Also refer to Note 8.3.

14.5	With regard to the Auditors’ qualification in Note 13.5 above, adjustments arising on account of several reconciliations between the sub-systems/sub-ledgers and the general ledgers have been carried out to the extent feasible by the Management, based on the available information. Based on the same, the Company had identified certain transactions amounting to Rs. 47 Million (net debit) as at March 31, 2010, for which the complete details were not available and hence, these amounts have been treated as “Unexplained Differences Suspense Account (Net)” in the statement of assets and liabilities. The Management had provided for the unreconciled net amount of Rs. 47 Million as at March 31, 2010, on grounds of prudence.

14.6	With regard to the Auditors’ qualification in Note 13.6, the Associate Car Purchase Scheme is not currently in operation. The Net Book Value of the vehicles provided to employees under the Associate Car Purchase Scheme as at June 30, 2010 and September 30, 2010 are Rs. 153 Million and Rs. 118 Million, respectively. The Net Book Value of the total fixed assets as at June 30, 2010 and September 30, 2010 are Rs. 4,990 Million and Rs. 4,670 Million, respectively.

14.7	With regard to the Auditors’ qualifications in Notes 13.7, the Management has made disclosures based on available information.

14.8	With regard to the Auditors’ qualifications in Notes 13.8 the Company has accounted for these transactions based on and to the extent of the information available.

14.9	With regard to the Auditors’ qualification in Note 13.9, refer assessment of the Management in Note 8.5.

15.	Subsidiaries

During the quarter ended June 30, 2010, in furtherance to the agreement entered into with the shareholders of S&V Management Consultants NV, Belgium (“S&V”), the Company, through its subsidiary Satyam Computer Services Belgium, BVBA (Satyam Belgium) has paid further deferred and conditional payment aggregating to Rs. 238 Million.

6

16.	The above unaudited results for the quarter ended June 30, 2010 and quarter and half year ended September 30, 2010 were approved by the Board of Directors at its meeting held on November 15, 2010. The Statutory Auditors have carried out a limited review of these financial results.

For and on behalf of the Board of Directors

Place: Hyderabad	Vineet Nayyar
Date: November 15, 2010	Chairman

7

Deloitte	Chartered Accountants
Haskins & Sells	1-8-384 & 385,
3rd Floor, Gowra Grand,
S. P. Road, Begumpet,
Secunderabad-500 003.
INDIA

Tel :+91 (040) 4031 2600
Fax :+91 (040) 4031 2714
AUDITORS’ REPORT TO
THE BOARD OF DIRECTORS OF
SATYAM COMPUTER SERVICES LIMITED
Appointment
1.	We were appointed as statutory auditors of SATYAM COMPUTER SERVICES LIMITED (“the Company”) for the year ended March 31, 2010 by the Board of Directors of the Company (hereinafter referred to as the “Board”) subject to the ratification by the shareholders of the Company, pursuant to the order of the Honourable Company Law Board (CLB) dated July 6, 2009. Further, the CLB extended our term as statutory auditors till the conclusion of the Annual General Meeting for the financial year 2010 vide its order dated June 30, 2010. This report is addressed to the Board of Directors of the Company subject to the ratification of our appointment by the shareholders.
Report on the Financial Results
2.	We have reviewed the accompanying Unaudited Standalone Financial Results of SATYAM COMPUTER SERVICES LIMITED for the quarter ended June 30, 2010 and the quarter and the half year ended September 30, 2010 (“the Statement”).
Management’s Responsibility for the Financial Results
3.	The Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.
Auditors’ Responsibility
4.	Subject to the matters discussed in this report, we conducted our review of the Statement in accordance with the Standard on Review Engagement (SRE) 2410 “Review of Interim Financial Information Performed by Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Deloitte
Haskins & Sells
Basis for Conclusion
5.	In respect of the financial irregularities identified consequent to the letter of the erstwhile Chairman:
a.	Various regulators initiated their investigations and legal proceedings, which are ongoing.

b.	The forensic accountants have expressed certain reservations and limitations in their investigation process.

c.	The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations are ongoing, any further adjustments/disclosures to the financial statements, if required, would be made in the financial statements of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.
In view of the above, we are unable to comment on the adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations and the consequential impact, if any, on the Statement.
6.	The Company had, based on the forensic investigation, accounted for the opening balance differences (net) of Rs. 11,221 Million as at April 1, 2002 and other differences (net) of Rs. 173 Million during the period April 1, 2002 to December 31, 2008 under “Unexplained Differences Suspense Account (Net)” in the Balance Sheet due to non-availability of complete information. These net debit amounts aggregating Rs. 11,394 Million have been fully provided for on grounds of prudence in the financial statements for the year ended March 31, 2009.

In the absence of complete / required information, we are unable to comment on the accounting treatment/disclosure for the aforesaid unexplained amounts accounted under “Unexplained Differences Suspense Account (Net)” in the Statement.
7.	There are alleged advances amounting to Rs. 12,304 Million (net) as claimed by various companies which have been accounted separately under “Amounts Pending Investigation Suspense Account (Net)” in the Balance Sheet.

The Management has represented that since the matter is sub judice and the investigations by various government agencies are in progress, the Management, at this point of time is not in a position to predict the ultimate outcome of the legal proceedings.

In view of the above, we are unable to determine whether any adjustments/disclosures will be required in respect of the aforesaid alleged advances amounting to Rs. 12,304 Million (net) and in respect of the non-accounting of any damages / compensation / interest in the Statement.

Deloitte
Haskins & Sells
8.	A number of persons claiming to have purchased the Company’s securities have filed class action lawsuits in various courts in the United States of America. Based on the legal advice obtained by the Company, the Company is contesting the above lawsuits.

Since the matter is sub judice, the outcome of which is uncertain at this stage, we are unable to comment on the consequential impact, if any, on the Statement.
9.	Attention is invited to the following matters:
a.	Certain reconciliations between the sub-systems/sub-ledgers and the general ledger could not be performed completely due to non-availability of the required information. The Company had identified certain amounts aggregating Rs. 47 Million (net debit) as at March 31, 2010, comprising of Rs. 515 Million (gross debits) and Rs. 468 Million (gross credits) appearing in the general ledger, for which complete details are not available and, hence, these amounts have been accounted under “Unexplained Differences Suspense Account (Net)” in the Balance Sheet and the Management has made provision for the unexplained net debit amount of Rs. 47 Million as at March 31, 2010 on grounds of prudence. Further, there are certain differences in data between inter-connected sub-systems, ultimately interfaced to the general ledger, for which complete details are not available. The aforesaid differences have continued to exist and the reconciliations are in progress as at June 30, 2010 and September 30, 2010 also.

In the absence of the required information, we are unable to determine the additional impact, if any, of such unexplained amounts/differences on the Statement.
b.	The Company has given as finance lease, vehicles to the employees under the Associates Car Purchase Scheme, the gross original cost of which aggregates Rs. 402 Million (net book value Rs. 153 Million) as at June 30, 2010 and Rs. 355 Million (net book value Rs. 118 Million) as at September 30, 2010, which have not been accounted for as finance leases in accordance with AS 19 — Leases in the absence of complete/adequate information.

In the absence of adequate/complete information, we are unable to determine the extent to which depreciation has been overstated and the impact of the non-compliance with AS 19 - Leases on the Statement.
c.	The Company has not maintained proper records of its inventories during the period though the required adjustments to account for the inventory in the books of account were made based on the available information with the Management as at the period end.

Deloitte
Haskins & Sells
10.	The Management has evaluated and accounted for certain transactions/made the relevant disclosures based on and to the extent of the information available with the Company in respect of the following:
a.	Adjustment of unapplied receipts against Sundry Debtors and provisioning for doubtful debts.

b.	Accounting for contracts under percentage of completion method and unbilled revenue.

c.	Accounting for multiple deliverable elements, hardware equipments and other items etc.

d.	Accounting for unearned revenue.

e.	Accounting for reimbursements/recoveries from customers.
In the absence of the required information, we are unable to determine the additional impact, if any, of the above matters on the Statement.
11.	The Company is carrying a total amount of Rs. 4,078 Million (net of payments) as at June 30, 2010 and Rs. 4,230 Million (net of payments) as at September 30, 2010 towards provision for taxation which was made primarily on the basis of the past financial statements. Considering the effects of financial irregularities, status of disputed tax demands, appeals / claims pending before the various authorities, the consequent uncertainties regarding the outcome of these matters and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the balance of tax provision outstanding as at June 30, 2010 and September 30, 2010.

In view of the above, we are unable to comment on the adequacy or otherwise of the provision for taxation and the consequential impact, if any, on the Statement.
12.	We invite attention to the following matters relating to claims and contingencies which are more fully described in the audited financial statements for the year ended March 31, 2010 and which continue to exist as at June 30, 2010 and September 30, 2010:
a.	A settlement amount of Rs. 3,274 Million (equivalent to USD 70 Million) was deposited into the escrow account payable to Upaid Systems Limited during the year ended March 31, 2010 which is outstanding.

b.	The Division of Enforcement of the United States Securities and Exchange Commission is conducting a formal investigation into misstatements in the financial statements of the Company for the prior years pursuant to the letter of the erstwhile Chairman and had tentatively concluded that it would recommend enforcement action against the Company.

Deloitte
Haskins & Sells
c.	There are various demands/disputes raised by the direct and indirect tax authorities in respect of the past years both in India as well as overseas jurisdictions.
The Company carries a provision for contingencies as at June 30, 2010 and September 30, 2010 which, in the opinion of the Management, is adequate to cover any probable losses in respect of the above litigations and claims.
13.	We invite attention to the following regulatory non-compliances/breaches observed in the prior years which are more fully described in the audited financial statements for the year ended March 31, 2010:
a.	Various non-compliances with the provisions of the Companies Act, 1956.

b.	Certain non-compliances of the guidelines issued by the Securities Exchange Board of India with respect to allotment of stock options to the employees.

c.	Certain non-compliances of the provisions of the Foreign Exchange Management Act, 1999.

d.	Certain non-compliances of the provisions of the Income Tax Act, 1961.

e.	Delay in filing of tax returns in overseas jurisdictions.
The Management has represented that:
(i)	The various non-compliances and breaches by the Company of the statutory requirements which have been noticed/observed, duly considering the findings of the forensic investigation/other ongoing regulatory investigations have been summarised and the Company is in the process of making an application to the appropriate authorities, where applicable, for condoning these non-compliances and breaches relatable to the Company.
(ii)	The possible impact of these non-compliances and breaches in the event the Company’s condonation requests, where applicable, are not granted has not been determined or recognised in the Statement.
14.	We invite attention to the following accounting and other matters which are more fully described in the audited financial statements for the year ended March 31, 2010 and which continue to exist as at June 30, 2010 and September 30, 2010:
a.	The Management’s identification of certain deficiencies in the Company’s internal control over financial reporting along with the remediation action taken to mitigate the same.

b.	Various risks and uncertainties comprising the risk of unidentified financial irregularities of the past, risk of adverse outcome of investigation by law enforcement agencies, risk of substantial outcome of litigation and claims and risk of non-compliances/breaches with

Deloitte
Haskins & Sells
various laws and regulations in the past which are relevant to the Company’s financial condition as identified by the Management.
15.	Provision for statutory audit fees for the year 2010-11 has been made on a proportionate basis amounting to Rs. 4 Million for the quarter ended June 30, 2010 and Rs. 4 Million for the quarter ended September 30, 2010 which is subject to the approval of the shareholders.
16.	We invite attention to Note 2 of the Statement, as per which the Company has not furnished the comparative information relating to the quarter ended June 30, 2009 and the half year ended September 30, 2009 in the Statement, in accordance with the approval obtained from the CLB vide its order dated June 30, 2010.
Conclusion
17.	Further to our comments in paragraphs 12 to 16, based on our review conducted as stated above, with the exception of the matters described in paragraphs 5 to 11 above, the consequential impact of which is not quantifiable, nothing has come to our attention that causes us to believe that the Statement prepared in accordance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.
Other Reporting Requirements
18.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Company.
For DELOITTE HASKINS & SELLS
Chartered Accountants
(Registration no: 008072S)

P. R. Ramesh
Partner
(Membership No. 70928)
HYDERABAD, November 15, 2010

Satyam Computer Services Limited
Regd Office: Mahindra Satyam Infocity, Unit — 12, Plot No. 35 & 36, Hi-tech City layout,
Survey No. 64, Madhapur, Hyderabad — 500 081.
UNAUDITED CONSOLIDATED FINANCIAL RESULTS
for the Quarter ended June 30, 2010 and Quarter and Half Year ended September 30, 2010

(Rs. In Million)

				Quarter ended
		Quarter ended		June 30,		Half Year ended		Year ended
Sl.		September 30, 2010		2010		September 30, 2010		March 31, 2010
No.	Particulars	Unaudited		Unaudited		Unaudited		Audited

1.	Income from Operations	12,424		12,480		24,904		54,810
2.	Expenditure
	Employee Cost	9,136		8,677		17,813		39,811
	Operating and Administration Expenses	2,553		2,589		5,142		9,443
	Depreciation	429		594		1,023		2,144
	Total	12,118		11,860		23,978		51,398
3.	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	306		620		926		3,412
4.	Other Income — (Refer Note 12)	313		732		1,045		69
5.	Profit before Interest & Exceptional Items (3+4)	619		1,352		1,971		3,481
6.	Interest and Financing Charges	25		25		50		329
7.	Profit after Interest but before Exceptional Items (5-6)	594		1,327		1,921		3,152
8.	Exceptional Items — (Refer Note 11)	84		79		163		4,169
9.	Profit / (Loss) before Tax (7-8)	510		1,248		1,758		(1,017)
10.	Tax Expense	270		264		534		222
11.	Net Profit / (Loss) after Tax before Minority Interest (9-10)	240		984		1,224		(1,239)
12.	Minority Interest	7		9		16		7
13.	Net Profit / (Loss) after Tax (11-12)	233		975		1,208		(1,246)
14.	Paid-up Equity Share Capital (Face Value of Rs.2/- per Share)	2,353		2,353		2,353		2,352
15.	Reserve excluding Revaluation Reserves							16,456
16.	Earnings Per Share (EPS) (Face Value of Rs.2/- per Share) (After Exceptional Items)
	- Basic (in Rs.)	0.20	*	0.83	*	1.03	*	(1.14)
	- Diluted (in Rs.)	0.20	*	0.83	*	1.03	*	(1.14)
17.	Public Shareholding #
	- Number of Shares	543,532,139		543,470,540		543,532,139		543,361,290
	- Percentage of Shareholding	46.20		46.20		46.20		46.19
18	Promoters and Promoter Group Shareholding
	a) Pledged / Encumbered
	- Number of Shares	—		—		—		—
	- Percentage of Shares (as a % of the total shareholding of Promoter and Promoter Group)
	- Percentage of Shares (as a % of the total Share Capital of the Company)

(Rs. In Million)

			Quarter ended
		Quarter ended	June 30,	Half Year ended	Year ended
Sl.		September 30, 2010	2010	September 30, 2010	March 31, 2010
No.	Particulars	Unaudited	Unaudited	Unaudited	Audited

	b) Non — encumbered
	- Number of Shares	501,843,740	501,843,740	501,843,740	501,843,740
	- Percentage of Shares (as a % of the total shareholding of Promoter and Promoter group)	100	100	100	100
	- Percentage of Shares (as a % of the total Share Capital of the Company)	42.66	42.66	42.66	42.67

*	Not annualised

#	Public shareholding excludes underlying shares of American Depositary Shares (ADS).
UNAUDITED STANDALONE FINANCIAL RESULTS
for the Quarter ended June 30, 2010 and Quarter and Half Year ended September 30, 2010

(Rs. In Million)

			Quarter ended
		Quarter ended	June 30,	Half Year ended	Year ended
Sl.		September 30, 2010	2010	September 30, 2010	March 31, 2010
No.	Particulars	Unaudited	Unaudited	Unaudited	Audited

1.	Income from Operations	11,508	11,541	23,049	51,005
2.	Profit before tax and exceptional items	638	1,369	2,007	3,619
3.	Profit after tax before exceptional items	369	1,119	1,488	3,457
4.	Profit / (Loss) after tax and exceptional items	285	1,040	1,325	(712)

Notes to the unaudited consolidated financial results for the quarter ended June 30, 2010 and quarter and half year ended September 30, 2010:
1. Unaudited consolidated statement of assets and liabilities

(Rs. in Million)

	As at	As at
	September 30, 2010	March 31, 2010
Particulars	Unaudited	Audited

Shareholders’ Funds
(a) Capital	2,353	2,352
(b) Share Application Money Pending Allotment	3	1
(c) Reserves and Surplus	43,868	43,947
Minority Interest	217	201
Loan Funds	342	422
Deferred Tax Liability	51	39
SUB-TOTAL	46,834	46,962
Amounts Pending Investigation Suspense Account (Net)	12,304	12,304
(Refer Note 9.1)
TOTAL	59,138	59,266
Fixed Assets	9,070	9,865
Investments	4,686	6,268
Deferred Tax Asset	77	65
Current Assets, Loans and Advances
(a) Inventories	—	—
(b) Sundry Debtors	10,919	9,230
(c) Cash and Bank Balances	25,273	21,768
(d) Other Current Assets	4,612	4,956
(e) Loans and Advances	4,021	3,739
Less: Current Liabilities and Provisions
(a) Liabilities	9,538	8,712
(b) Provisions	16,265	15,404
Profit and Loss Account	26,283	27,491
SUB-TOTAL	59,138	59,266
Unexplained Differences Suspense Account (Net)	—	—
(Refer Note 8)
TOTAL	59,138	59,266
2.	The Honourable Company Law Board (CLB) vide its orders dated June 30, 2010 and July 06, 2010 has exempted the Company from publication of financial results for the quarters ended from December 31, 2008 to March 31, 2010 and permitted to publish the financial results for the quarter ended June 30, 2010 along with financial results for the quarter ended September 30, 2010. As such, the corresponding quarterly and half yearly figures for the previous year are not provided.

3.	Consolidation

The unaudited consolidated financial results of Satyam Computer Services Limited (the Company) and its domestic and foreign subsidiaries for the quarter ended June 30, 2010 and quarter and half year ended September 30, 2010 have been prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements. All material intra-group balances, intra-group transactions and resulting unrealised profits have been eliminated.

4.	The trading of the Company’s ADS has been moved from the New York Stock Exchange (NYSE) to the Pink OTC (Over-The-Counter) market effective October 14, 2010.

5.	During the quarter ended June 30, 2010 and September 30, 2010, the Company allotted 144,414 Equity Shares and 94,695 Equity Shares, respectively, of Rs. 2 each, consequent to exercise of stock options by the Associates.

6.	Details of investor complaints for the quarter ended June 30, 2010:

	Pending as at	During the quarter		Pending as at
Nature	April 1, 2010	Received	Disposed off	June 30, 2010

Dividend related	—	2	2	—
Others	—	1	1	—
Total	—	3	3	—
Details of investor complaints for the quarter ended September 30, 2010:

	Pending as at	During the quarter		Pending as at
Nature	July 1, 2010	Received	Disposed off	September 30, 2010

Dividend related	—	11	11	—
Others	—	6	6	—
Total	—	17	17	—
7.	Financial irregularities

On January 7, 2009, in a communication (‘the letter’) addressed to the then-existing Board of Directors of the Company and copied to the Stock Exchanges and Chairman of Securities and Exchange Board of India (“SEBI”), the then Chairman of the Company, Mr. B. Ramalinga Raju (‘the erstwhile Chairman’) admitted that the Company’s Balance Sheet as at September 30, 2008 carried inflated cash and bank balances, non-existent accrued interest, understated liability and overstated debtors position. Consequently, various regulators have initiated their investigations and legal proceedings, which are ongoing.

As per the assessment of the Management, based on the forensic investigation carried out and the information available, all identified/required adjustments/disclosures arising from the financial irregularities were made in the financial statements as at March 31, 2009. The Company has not received any further information which requires financial adjustments.

The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations are ongoing, any further adjustments/disclosures to the financial results, if required, would be made in the financial results of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

8.	The Company, based on the forensic investigation, during FY 2008-09 due to non-availability of complete information, accounted Rs. 11,394 Million under “Unexplained Differences Suspense Account (Net)” and the same was fully provided for on grounds of prudence. The Company has not received any further information which requires financial adjustments.

9.	Commitments and contingencies (Updates since the previous announcement made under Clause 41)

9.1	Alleged Advances

With reference to the understated liability of Rs. 12,304 Million in the Balance Sheet of September 30, 2008 referred to by the erstwhile Chairman in his letter, the Company received legal notices from thirty seven companies claiming repayment. The Company has not acknowledged any liability, replied that the claims are legally untenable and is now contesting the thirty seven suits filed (as indigent person) by the said companies before the City Civil Court, Secunderabad. Further, in view of Directorate of Enforcement (ED) investigations under the Prevention of Money Laundering Act, 2002, the Company is directed not to return the alleged advances, which have been classified separately as ‘Amounts Pending Investigation Suspense Account (Net)’. Since the matters are sub judice and investigations by various Government Agencies are in progress, the Management is not in a position to predict the outcome of the legal proceedings.

9.2	Claims from Upaid Systems Limited (Upaid)

In connection with the lawsuit filed by Upaid, the Company deposited USD 70 Million (equivalent to Rs. 3,274 Million) during FY2009-10 into an escrow account pursuant to a Settlement Agreement with Upaid to settle the litigation commenced by Upaid against the Company in the United States.

Subsequently, the Company obtained a favourable ruling from the Supreme Court of the State of New York, USA declaring that that Upaid was solely responsible for any tax liability under Indian law in respect of the settlement amount. Upaid has filed an application before the Authority for Advance Rulings seeking a binding advance ruling under the Income Tax Act, 1961 (IT Act), regarding taxability of the above mentioned payment. The order of the Authority for Advance Rulings has not been delivered till date.

Pending resolution of dispute, action commenced by Upaid in Texas Action is currently adjourned.

9.3	Class Action Complaints

Subsequent to the letter by the erstwhile Chairman, a number of persons claiming to have purchased the Company’s securities filed class action lawsuits against the Company, its former auditors and others in various courts in the USA alleging violations of the United States federal securities laws. The lawsuits were consolidated into a single action (the ‘Class Action’) in the United States District Court for the Southern District of New York (the ‘Court’). The Class Action Complaint seeks monetary damages to compensate the Class Members for their alleged losses arising out of their investment in the Company’s common stock and ADS during the Class Period.

On November 13, 2009, a trustee of two trusts that are assignees of the claims of twenty investors who had invested in the Company’s ADS and common stock, filed a complaint against the Company, its former auditors and others (the ‘Action’) on grounds substantially similar to those contained in the Class Action Complaint mentioned above. The Action, which has been brought as an individual action, alleges that the losses suffered by the twenty investors is over USD 68 Million. The Action has been transferred to the Court in the Southern District of New York for pre-trial consolidation with the Class Action Complaint.

Based on the legal advice obtained by the Company, the Company is contesting the above lawsuits, the outcome of which is not determinable at this stage.

9.4	SEC Proceedings

The Division of Enforcement (‘Division’) of the SEC is conducting a formal investigation, with which the Company is cooperating fully, into misstatements in the Company’s financial statements predating January 7, 2009. The Company has received a ‘Wells Notice’ from the Division during FY 2009-10. The outcome of this matter is not determinable at this stage.

9.5	Income tax matters

a)	Petition before Central Board of Direct Taxes (CBDT)

The Company had filed a petition before CBDT requesting for stay of demands for Financial Years (FY) 2002-03 to FY 2007-08 aggregating Rs. 5,032 Million till the correct quantification of income and taxes payable is done for the respective years. The CBDT directed the Director General of Income Tax (Investigation) (DGIT) to dispose off the said stay petition of the Company. The DGIT vide order dated October 21, 2010 has rejected the stay petition filed by the Company and consequently, the Additional Commissioner of Income Tax issued an Order directing the Company to pay the outstanding demand of Rs. 5,032 Million.

The Company vide its letter dated October 27, 2010 has filed a petition with the CBDT praying for grant of stay of collection of all the tax demands for the FY 2002-03 to 2007-08, till the correct quantification of income and taxes payable by the Company.

b)	Provision for Tax

The Company is carrying a total amount of Rs. 4,230 Million (net of payments) and Rs. 3,686 Million (net of payments) as at September 30, 2010 and March 31, 2010, respectively towards provision for taxation. Considering the effects of financial irregularities, status of disputed tax demands, appeals / claims pending before the various authorities, consequent uncertainties regarding the outcome of this matter and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the balance of tax provision.

10.	The Board vide its resolution dated July 27, 2010 decided to exit from one of its unit at Chennai “Shriram The Gateway SEZ” (STG). The Management has decided to sell all the assets of the STG unit aggregating Rs. 334 Million and no impairment loss has been recognised on these assets.

11.	Exceptional Items

The exceptional items (expenditure) are stated as under:
(Rs. In Million)

	Quarter ended	Quarter ended	Half Year ended	Year ended
	September 30,	June 30,	September 30,	March 31,
	2010	2010	2010	2010
Particulars	Unaudited	Unaudited	Unaudited	Audited

Expenses related to restructuring / right sizing	—	—	—	934
Expenses related to forensic investigation and litigation support	84	79	163	1,068
Erosion in value of assets in subsidiaries	—	—	—	2,167
Total	84	79	163	4,169

12.	Other Income includes:
(Rs. In Million)

	Quarter ended	Quarter ended	Half Year ended	Year ended
	September 30,	June 30,	September 30,	March 31,
	2010	2010	2010	2010
Particulars	Unaudited	Unaudited	Unaudited	Audited

Gain / (Loss) on Exchange Fluctuations (Net)	(91)	336	245	(987)

13.	Previous period financial results

The comparative figures for the year ended March 31, 2010 have been re-grouped / re-classified to conform to the figures for the quarter ended June 30, 2010 and quarter and half year ended September 30, 2010.

14.	The Standalone unaudited financial results have been made available to the Stock Exchanges where the Company’s securities are listed and are posted on the Company’s website www.mahindrasatyam.com.

15.	The Qualifications in the limited review report

The qualifications made by the Auditors in their limited review report for the quarter ended June 30, 2010 and quarter and half year ended September 30, 2010 are set out as under. These qualifications were also made in the Auditors report for the year ended March 31, 2010.

15.1	Inability to comment whether any adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations by the regulatory authorities and the consequent impact, if any, on the financial results.

15.2	Inability to comment on the accounting treatment/disclosure of the unidentified amounts aggregating Rs. 11,394 Million accounted under “Unexplained Differences Suspense Account (Net)” and fully provided in the financial results for the year ended March 31, 2009.

15.3	Inability to determine whether any adjustments/disclosure will be required in respect of the alleged advances amounting to Rs. 12,304 Million (net) and in respect of the non-accounting of any damages / compensation / interest in the financial results.

15.4	Inability to comment on the consequential impact, if any, in relation to class action lawsuits the outcome of which is not determinable at this stage.

15.5	Inability to determine the additional impact, if any, in respect of amounts remaining as unreconciled with respect to the sub-systems and sub-ledgers and the general ledgers due to non-availability of all the required information.

15.6	Inability to determine the impact of depreciation and non-compliance with AS-19 Leases with respect to the vehicles provided to the employees of the Company.

15.7	No proper records maintained of inventories pertaining to the period.

15.8	Inability to determine the additional impact, if any, in view of accounting for certain transactions/making the required disclosure related to the same based on and to the extent of the information available with the Company with respect to:
a.	Adjustment of unapplied receipts against Sundry Debtors and provisioning for doubtful debts.

b.	Accounting for contracts under percentage of completion method and unbilled revenue.

c.	Accounting for multiple deliverables elements, hardware equipments and other items etc.

d.	Accounting for unearned revenue.

e.	Accounting for reimbursements/recoveries from customers.
15.9	Inability to comment on the adequacy or otherwise of the provision for taxation and consequential impact, if any, due to uncertainties regarding the outcome of tax disputes and tax demands pending before various authorities.

16.	Responses to Auditors’ qualification

16.1	With regard to the Auditors’ qualification in Note 15.1 above, refer assessment of the Management in Note 7 above.

16.2	With regard to the Auditors’ qualification in Note 15.2 above, refer to Note 8 which specifies the nature, amount and accounting treatment for the same.

16.3	With regard to the Auditors’ qualifications in Notes 15.3 above, refer Note 9.1 for details.

16.4	With regard to the Auditors’ qualification in Note 15.4 above, based on the legal advice, the Company is contesting the above lawsuits, the outcome of which is not determinable at this stage. Also refer to Note 9.3.

16.5	With regard to the Auditors’ qualification in Note 15.5 above, adjustments arising on account of several reconciliations between the sub-systems/sub-ledgers and the general ledgers have been carried out to the extent feasible by the Management, based on the available information. Based on the same, the Company had identified certain transactions amounting to Rs. 47 Million (net debit) as at March 31, 2010, for which the complete details were not available and hence, these amounts have been treated as “Unexplained Differences Suspense Account (Net)” in the statement of assets and liabilities. The Management had provided for the unreconciled net amount of Rs. 47 Million as at March 31, 2010, on grounds of prudence.

16.6	With regard to the Auditors’ qualification in Note 15.6, the Associate Car Purchase Scheme is not currently in operation. The Net Book Value of the vehicles provided to employees under the Associate Car Purchase Scheme as at June 30, 2010 and September 30, 2010 are Rs. 153 Million and Rs. 118 Million, respectively. The Net Book Value of the total fixed assets on a standalone basis as at June 30, 2010 and September 30, 2010 are Rs. 4,990 Million and Rs. 4,670 Million, respectively.

16.7	With regard to the Auditors’ qualifications in Notes 15.7, the Management has made disclosures based on available information.

16.8	With regard to the Auditors’ qualifications in Notes 15.8 the Company has accounted for these transactions based on and to the extent of the information available.

16.9	With regard to the Auditors’ qualification in Note 15.9, refer assessment of the Management in Note 9.5.

17.	Subsidiaries

During the quarter ended June 30, 2010, in furtherance to the agreement entered into with the shareholders of S&V Management Consultants NV, Belgium (“S&V”), the Company, through its subsidiary Satyam

Computer Services Belgium, BVBA (Satyam Belgium) has paid further deferred and conditional payment aggregating to Rs. 238 Million.
18.	Segment Reporting
( Rs. In Million)

		Quarter ended	Quarter ended	Half Year ended	Year ended
		September 30,	June 30,	September 30,	March 31,
Sl.		2010	2010	2010	2010
No.	Particulars	Unaudited	Unaudited	Unaudited	Audited

1	Segment revenue
	Information technology services	12,236	12,299	24,535	53,861
	BPO	270	251	521	1,059
	Unallocated	—	—	—	—
	Total	12,506	12,550	25,056	54,920
	Less: Inter segment revenue	82	70	152	110
	Net Sales / Income from operations	12,424	12,480	24,904	54,810
2	Segment profit /(loss) before tax, interest and depreciation
	Information technology services	296	806	1,102	1,536
	BPO	(13)	(13)	(26)	(125)
	Total	283	793	1,076	1,411
	Less : (i) Interest and Financing Charges	25	25	50	329
	(ii) Other Unallocated expenditure/income	(252)	(480)	(732)	2,099
	Total Profit / (Loss) before tax	510	1,248	1,758	(1,017)
3	Capital employed
	Information technology services	19,024	23,134	19,024	22,788
	BPO	317	440	317	443
	Unallocated	13,121	8,612	13,121	8,083
	Total Capital employed **	32,462	32,186	32,462	31,314

**	The above excludes Amounts Pending Investigation Suspense Account (Net) amounting to Rs. 12,304 Million (Refer Note 9.1)
Notes on Segment information:
The Group evaluates operating segments based on the following two business groups:
a)	IT Services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services.

b)	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

19.	The above unaudited results for the quarter ended June 30, 2010 and quarter and half year ended September 30, 2010 were approved by the Board of Directors at its meeting held on November 15, 2010. The Statutory Auditors have carried out a limited review of these financial results.

For and on behalf of the Board of Directors

Place: Hyderabad	Vineet Nayyar
Date: November 15, 2010	Chairman

Deloitte	Chartered Accountants
Haskins & Sells	1-8-384 & 385,
3rd Floor, Gowra Grand,
S. P. Road, Begumpet,
Secunderabad-500 003.
INDIA

Tel :+91 (040) 4031 2600
Fax :+91 (040) 4031 2714
AUDITORS’ REPORT TO
THE BOARD OF DIRECTORS OF
SATYAM COMPUTER SERVICES LIMITED
Appointment
1.	We were appointed as statutory auditors of SATYAM COMPUTER SERVICES LIMITED (“the Company”) for the year ended March 31, 2010 by the Board of Directors of the Company (hereinafter referred to as the “Board”) subject to the ratification by the shareholders of the Company, pursuant to the order of the Honourable Company Law Board (CLB) dated July 6, 2009. Further, the CLB extended our term as statutory auditors till the conclusion of the Annual General Meeting for the financial year 2010 vide its order dated June 30, 2010. This report is addressed to the Board of Directors of the Company subject to the ratification of our appointment by the shareholders.
Report on the Financial Results
2.	We have reviewed the accompanying Unaudited Consolidated Financial Results of SATYAM COMPUTER SERVICES LIMITED (“the Company”) and its subsidiaries (hereinafter collectively referred to as “the Group”) for the quarter ended June 30, 2010 and the quarter and half year ended September 30, 2010 (“the Statement”).

The Statement includes the quarterly/year to date financial results of the following subsidiaries:
a)	Satyam BPO Limited

b)	Satyam Computer Services (Shanghai) Co. Limited

c)	Satyam Computer Services (Nanjing) Co. Limited

d)	Nitor Global Solutions Limited

e)	Satyam Computer Services (Egypt) S.A.E.

f)	Citisoft Plc.

g)	Citisoft Inc.

h)	Knowledge Dynamics Pte. Limited

i)	Knowledge Dynamics Private Limited

j)	Satyam Technologies Inc.

k)	Bridge Strategy Group LLC

1)	Satyam Computer Services Belgium, BVBA

m)	S&V Management Consultants NV

n)	Satyam Venture Engineering Services Private Limited

o)	C&S Satyam Technology Private Limited

Deloitte
Haskins & Sells
Management’s Responsibility for the Financial Results
3.	The Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.
Auditors’ Responsibility
4.	Subject to the matters discussed in this report, we conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Basis for Conclusion
5.	We did not review the financial statements of 15 subsidiaries included in the Statement, whose interim financial statements reflect total assets (net) of Rs. 3,095 Million as at September 30, 2010, total revenue (net) of Rs. 1,000 Million for the quarter ended June 30, 2010 and Rs. 1,990 Million for the half year ended September 30, 2010, profit/(loss) after tax of Rs. 29 Million for the quarter ended June 30, 2010 and Rs. (30) Million for the half year ended September 30, 2010. These interim financial statements and other financial information have been reviewed by other auditors whose reports have been furnished to us, and our report on the Statement, to the extent they have been derived from such interim financial statements and other financial information is based solely on the report of such auditors.

6.	In respect of the financial irregularities relating to the Company identified consequent to the letter of the erstwhile Chairman:
a.	Various regulators initiated their investigations and legal proceedings, which are ongoing.

b.	The forensic accountants have expressed certain reservations and limitations in their investigation process.

c.	The Management is of the view that since matters relating to several of the financial irregularities are sub Judice and various investigations are ongoing, any further adjustments/disclosures to the financial statements, if required, would be made in the financial statements of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

Deloitte
Haskins & Sells
In view of the above, we are unable to comment on the adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations and the consequential impact, if any, on the Statement.

7.	The Company had, based on the forensic investigation, accounted for the opening balance differences (net) of Rs. 11,221 Million as at April 1, 2002 and other differences (net) of Rs. 173 Million during the period April 1, 2002 to December 31, 2008 under “Unexplained Differences Suspense Account (Net)” in the Balance Sheet due to non-availability of complete information. These net debit amounts aggregating Rs. 11,394 Million have been fully provided for on grounds of prudence in the financial statements for the year ended March 31, 2009.

In the absence of complete / required information, we are unable to comment on the accounting treatment/disclosure for the aforesaid unexplained amounts accounted under “Unexplained Differences Suspense Account (Net)” in the Statement.

8.	There are alleged advances amounting to Rs. 12,304 Million (Net) as claimed by various companies which have been accounted separately under “Amounts Pending Investigation Suspense Account (Net)” in the Balance Sheet.

The Management has represented that since the matter is sub judice and the investigations by various government agencies are in progress, the Management, at this point of time is not in a position to predict the ultimate outcome of the legal proceedings.

In view of the above, we are unable to determine whether any adjustments/disclosures will be required in respect of the aforesaid alleged advances amounting to Rs. 12,304 Million (net) and in respect of the non-accounting of any damages/compensation/interest in the Statement.

9.	A number of persons claiming to have purchased the Company’s securities have filed class action lawsuits in various courts in the United States of America. Based on the legal advice obtained by the Company, the Company is contesting the above lawsuits.

Since the matter is sub judice, the outcome of which is uncertain at this stage, we are unable to comment on the consequential impact, if any, on the Statement.

Deloitte
Haskins & Sells
10.	Attention is invited to the following matters:
a.	Certain reconciliations between the sub-systems/sub-ledgers and the general ledger could not be performed completely due to non-availability of the required information. The Company had identified certain amounts aggregating Rs. 47 Million (net debit) as at March 31, 2010, comprising of Rs. 515 Million (gross debits) and Rs. 468 Million (gross credits) appearing in the general ledger, for which complete details are not available and, hence, these amounts have been accounted under “Unexplained Differences Suspense Account (Net)” in the Balance Sheet and the Management has made provision for the unexplained net debit amount of Rs. 47 Million as at March 31, 2010 on grounds of prudence. Further, there are certain differences in data between inter-connected sub-systems, ultimately interfaced to the general ledger, for which complete details are not available. The aforesaid differences have continued to exist and the reconciliations are in progress as at June 30, 2010 and September 30, 2010 also.

In the absence of the required information, we are unable to determine the additional impact, if any, of such unexplained amounts/differences on the Statement.

b.	The Company has given as finance lease, vehicles to the employees under the Associates Car Purchase Scheme, the gross original cost of which aggregates Rs. 402 Million (net book value Rs. 153 Million) as at June 30, 2010 and Rs. 355 Million (net book value Rs. 118 Million) as at September 30, 2010, which have not been accounted for as finance leases in accordance with AS 19 — Leases in the absence of complete/adequate information.

In the absence of adequate/complete information, we are unable to determine the extent to which depreciation has been overstated and the impact of the non-compliance with AS 19 - Leases on the Statement.

c.	The Company has not maintained proper records of its inventories during the period though the required adjustments to account for the inventory in the books of account were made based on the available information with the Management as at the period end.
11.	The Management has evaluated and accounted for certain transactions/made the relevant disclosures based on and to the extent of the information available with the Company in respect of the following:
a.	Adjustment of unapplied receipts against Sundry Debtors and provisioning for doubtful debts.

b.	Accounting for contracts under percentage of completion method and unbilled revenue.

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Haskins & Sells
c.	Accounting for multiple deliverable elements, hardware equipments and other items etc.,

d.	Accounting for unearned revenue.

e.	Accounting for reimbursements / recoveries from customers.
In the absence of the required information, we are unable to determine the additional impact, if any, of the above matters on the Statement.
12.	The Company is carrying a total amount of Rs. 4,078 Million (net of payments) as at June 30, 2010 and Rs. 4,230 Million (net of payments) as at September 30, 2010 towards provision for taxation which was made primarily on the basis of the past financial statements. Considering the effects of financial irregularities, status of disputed tax demands, appeals / claims pending before the various authorities, the consequent uncertainties regarding the outcome of these matters and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the balance of tax provision outstanding as at June 30, 2010 and September 30, 2010.

In view of the above, we are unable to comment on the adequacy or otherwise of the provision for taxation and the consequential impact, if any, on the Statement.

13.	We invite attention to the following matters relating to claims and contingencies which are more fully described in the audited financial statements for the year ended March 31, 2010 and which continue to exist as at June 30, 2010 and September 30, 2010:
a.	A settlement amount of Rs. 3,274 Million (equivalent to USD 70 Million) was deposited into the escrow account payable to Upaid Systems Limited during the year ended March 31, 2010 which is outstanding.

b.	The Division of Enforcement of the United States Securities and Exchange Commission is conducting a formal investigation into misstatements in the financial statements of the Company for the prior years pursuant to the letter of the erstwhile Chairman and had tentatively concluded that it would recommend enforcement action against the Company.

c.	There are various demands/disputes raised by the direct and indirect tax authorities in respect of the past years both in India as well as overseas jurisdictions.
The Company carries a provision for contingencies as at June 30, 2010 and September 30, 2010 which, in the opinion of the Management, is adequate to cover any probable losses in respect of the above litigations and claims.

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Haskins & Sells
14.	We invite attention to the following regulatory non-compliances/breaches observed in the prior years which are more fully described in the audited financial statements for the year ended March 31, 2010. These relate to:
a.	Various non-compliances with the provisions of the Companies Act, 1956.

b.	Certain non-compliances of the guidelines issued by the Securities Exchange Board of India with respect to allotment of stock options to the employees.

c.	Certain non-compliances of the provisions of the Foreign Exchange Management Act, 1999.

d.	Certain non-compliances of the provisions of the Income Tax Act, 1961.

e.	Delay in filing of tax returns in overseas jurisdictions.
The Management has represented that:
(i)	The various non-compliances and breaches by the Company of the statutory requirements which have been noticed/observed, duly considering the findings of the forensic investigation/other ongoing regulatory investigations have been summarised and the Company is in the process of making an application to the appropriate authorities, where applicable, for condoning these non-compliances and breaches relatable to the Company.

(ii)	The possible impact of these non-compliances and breaches in the event the Company’s condonation requests, where applicable, are not granted has not been determined or recognised in the Statement.
15.	We invite attention to the following accounting and other matters which are more fully described in the audited financial statements for the year ended March 31, 2010 and which continue to exist as at June 30, 2010 and September 30, 2010:
a.	The Management’s identification of certain deficiencies in the Company’s internal control over financial reporting along with the remediation action taken to mitigate the same.

b.	Various risks and uncertainties comprising the risk of unidentified financial irregularities of the past, risk of adverse outcome of investigation by law enforcement agencies, risk of substantial outcome of litigation and claims and risk of non-compliances/breaches with various laws and regulations in the past which are relevant to the Company’s financial condition as identified by the Management.

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Haskins & Sells
16.	Provision for statutory audit fees for the year 2010-11 has been made on a proportionate basis amounting to Rs. 4 Million for the quarter ended June 30, 2010 and Rs. 4 Million for the quarter ended September 30, 2010 which is subject to the approval of the shareholders.

17.	We invite attention to Note 2 of the Statement, as per which the Company has not furnished the comparative information relating to the quarter ended June 30, 2009 and the quarter and half year ended September 30, 2009 in the Statement, in accordance with the approval obtained from the CLB vide its order dated June 30, 2010.

18.	In the case of one of the subsidiaries of the Company, the other auditors have drawn attention to accrual of liability towards sales commission pending final outcome of ongoing dispute between the promoters of the subsidiary.

19.	In the case of another subsidiary of the Company, the other auditors have drawn attention to the inspection by regulatory authorities and their inability to express an opinion on the adjustments, if any, required in the Statement.

Conclusion

20.	Further to our comments in paragraphs 13 to 19, based on our review conducted as stated above and on consideration of the reports of the other auditors of the entities referred to in paragraph 5 above, with the exception of the matters described in paragraphs 6 to 12 above, the consequential impact of which is not quantifiable, nothing has come to our attention that causes us to believe that the Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

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Haskins & Sells
Other Reporting Requirements

21.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Company.
For DELOITTE HASKINS & SELLS
Chartered Accountants
(Registration
No. 008072S)

P. R. Ramesh
Partner
(Membership No. 70928)
HYDERABAD, November 15, 2010